GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

April 5, 2012

Securities and Exchange Commission, Division of Finance
Attn: Max A. Webb
100 F Street N.E
Washington, D.C. 20549

Re:	GSP-2, Inc. Registration Statement on Form S-1 (the “Registration Statement”) Filed January 27, 2012 File No. 333-179225

Dear Mr. Webb:

We are in receipt of your comment letter dated February 23, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Cover Page

1.	Please revise to disclose the name, address and telephone number of your agent for service.

RESPONSE:	We have revised the cover page of the Registration Statement to include the name, address and telephone number of our agent for service.

2.
For each registered security and accompanying registration fee, please revise to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee and revise the footnotes as applicable. In this regard, we note that Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE:	We have revised our disclosure in the registration fee table to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee.

Prospectus Cover Page

3.
We note that the registration statement cover page discloses various offering prices for your common stock owned by different selling stockholders ranging from $1.50 to $2.40 per share. Please revise the second paragraph to clarify the offering price of the common stock registered pursuant to this registration statement. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE:
We have updated the disclosures in paragraphs 2, 3 and 4 on the Prospectus cover page to explain and disclose the varying offering prices for our common stock owned by the different selling securityholders.

Prospectus Summary, page 1

4.
We note your disclosure in the Our Products section on page 20 that your business and current operations are focused on purchasing, storing and selling corn and corn seed products in China. Please revise this section to provide a more detailed summary of your business and current operations.

RESPONSE:	We have revised our disclosure to provide a more detailed summary of our business and operations.

5.
We note your disclosure in the second paragraph includes a reference to “this report.” Please revise the second paragraph and the associated disclosure to reflect its inclusion in this registration statement versus a historic periodic report. Please also revise the prospectus throughout as applicable.

RESPONSE:	We have made the appropriate revision here and throughout the Registration Statement.

The Offering, page 1

6.
Please reconcile your outstanding common stock amounts before and after the offering disclosed in this section with the amounts disclosed in the Authorized Stock section on page 16. Please also revise the prospectus throughout as applicable.

RESPONSE:	We have revised the outstanding common stock amounts before and after the offering to reflect a total of 14,208,800 shares of common stock issued and outstanding.

7.
We note your disclosure on the prospectus cover page that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please revise to clarify that there is no trading market for your common stock, you intend to apply for quotation on the Over the- Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you.

RESPONSE:
We have revised and clarified our disclosure to reflect that there is no trading for our common stock, that we intend to apply for quotation on the Over the- Counter Bulletin Board, we will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us.

Risk Factors, page 3

8.
Please either add a risk factor about the current slowdown of the Chinese economy and a risk factor about the risk that the publicized accounting failures involving Chinese companies might reduce investor interest in your securities or tell us why you believe those risk factors are not needed.

RESPONSE:
We have included a risk factor regarding the effect of a slowdown of the Chinese economy may have on our business operations.

We have also included a risk factor regarding the recent publicized accounting failures involving Chinese companies and the fact that such incidents might reduce investor interest in our securities.

9.
We note that your directors and officers do not appear to have any experience managing a public company. Please revise to include a risk factor discussing that your directors and officers have no experience managing a public company or advise.

RESPONSE:	We have revised the Registration Statement to include a risk factor disclosing that our directors and officers do have any experience managing a public company.

10.
We note that your executive officers appear to be involved in other business endeavors. Please advise whether your executive officers devote 100% of their time to company affairs. If not, please revise to include a risk factor discussing their time commitment to the company to include quantifying the portion of time that they each devote to company affairs on a weekly or monthly basis.

RESPONSE:
Currently, our CEO, Mr. Yushan Wei and our COO, Mr. Yufeng Wei devote 100% of their time in managing our company’s affair. Our CEO and COO jointly own 90% of Jilin Hengchang Fertilizer Co., Ltd. (“Jilin Hengchang Fertilizer”) and a professional management team manages Jilin Hengchang Fertilizer on their behalf. Jilin Hengchang Fertilizer’s management team periodically reports to our CEO. Our CEO and COO are not involved in Fertilizer’s day to day operations.

11.
We note that Ally Joy Investments Ltd. owns approximately 67% of your common stock. Please revise to include a risk factor discussing Ally Joy Investments Ltd.’s voting power and control over such a large percentage of your common stock.

RESPONSE:
We have included a risk factor that explains that our President, Chief Executive Officer and Chairman, Yushan Wei, maintains voting control of approximately 66% of our voting securities through his voting control of Ally Joy Investments Ltd.

12.
We note that your revenues have been dependent on a few significant customers. Please revise to include a risk factor discussing your dependence on a few significant customers to include naming the significant customers and quantifying their significance.

RESPONSE:	We have included a risk factor discussing our dependence on a few significant customers and naming each specific significant customer, as well as quantifying their significance.

13.
We note that your corn supply has been dependent on a few significant suppliers. Please revise to include a risk factor discussing your dependence on a few significant suppliers to include naming the significant suppliers and quantifying their significance.

RESPONSE:	We have included a risk factor discussing our dependence on a few significant corn suppliers, naming each specific significant supplier, as well as quantifying their significance.

14.
We note that your corn seed supply is dependent on a joint use right agreement with Defeng Seed Co., Ltd. To the extent material, please revise to include a risk factor discussing this joint use right agreement and any risks associated with obtaining sufficient corn seed to satisfy your current operations.

RESPONSE:	We have included a risk factor discussing our dependence on the joint use right agreement with Defeng Seed Co., Ltd.

Selling Security Holders, page 10

15.	Please refer to the last paragraph of this section and delete the knowledge qualifier in the introductory language thereto.

RESPONSE:	We have removed the knowledge qualifier in the introductory language of the last paragraph of the above-noted section.

Description of Business, page 17

Corporate Structure, page 18

16.
Please revise the first paragraph to define all terms at the time of their first use. In this regard, we note that a number of the entities names have been abbreviated without previously being defined.

RESPONSE:	We have revised the Registration Statement to clarify and define all of the abbreviated terms used in the Registration Statement.

17.	We note that the corporate structure chart has been provided as of the share exchange in February 2011. Please revise the corporate structure chart to be as of a more recent date.

RESPONSE:	We have included a revised corporate structure chart to reflect our current corporate structure.

18.
We note your disclosure that Hengchang Business Consultants entered into a series of Contractual Arrangements with each of the Operating Companies and their respective shareholders. Please revise to discuss in greater detail these Contractual Arrangements to include identifying the various types of agreements, the purpose of each agreement, the parties to each agreement and file them as exhibits with the next amendment.

RESPONSE:
We have revised our Registration Statement to include a descriptive analysis of the various contractual arrangements with each of the operating companies and their respective shareholders. Additionally, we have filed each such agreement as an exhibit to the Registration Statement.

Our Industry, page 18

19.
Please revise this section, as applicable, to disclose the source for all industry statistics, trends, growth rates, projections and facts that you cite. To the extent any material is dated or specific to select periods of time, please revise to include appropriate date references.

RESPONSE:	We have revised this section of our Registration Statement to disclose the source for all industry statistics, trends, growth rates, projections and facts that we cited.

Corn, page 19

20.	Please revise the chart on page 19 to cover 2011.

RESPONSE:	We have removed the original chart on page 19 of the Registration Statement and replaced it with a chart focused on pork consumption in China. The new chart included the 2011 information

21.	Please revise the fourth paragraph to add balancing language that there is no guarantee that production of, and demand for, corn or hybrid corn will grow or increase as you anticipate.

RESPONSE:
We have revised the fourth paragraph to add balancing language regarding the fact that there is no guarantee that production of, and demand for, corn or hybrid corn will grow or increase as we anticipate.

Corn Seed, page 19

22.
Please revise the last paragraph of this section to clarify the expiration of your current provincial hybrid seed distribution license, any renewal requirements and any associated costs with maintaining or renewing such license.

RESPONSE:
We have revised the last paragraph regarding the expiration of our current provincial hybrid seed distribution license, as well as the renewal requirements and all associated costs with maintaining or renewing such license.

Our Products, page 20

Corn Seed, page 20

23.
Please revise to describe the qualities of your two primary seed products, Defeng 359 and Hongyu 29 which purchasers would find material in deciding whether to purchase these or competing types of corn seed, e.g., price, yield, disease-resistance or not, etc. Please clarify whether these seeds are genetically modified or not.

RESPONSE:	We have revised our Registration Statement to include a chart which outlines the qualities of our two primary seed products, Defeng 359 and Hongyu 29.

24.
We note that you have entered into a joint use right agreement with Defeng Seed Co., Ltd. and in connection therewith you paid Defeng 3 million RMB. Please revise to clarify if this was a one-time payment obligation or is a recurring obligation.

RESPONSE:	We paid Defeng Seed Co., Ltd. a one-time fee of 3 million RMB. We have revised our disclosure to disclose this fact.

25.	Please make the chart included on page 21 large enough to be legible.

RESPONSE:	We have removed the chart on page 21 and replaced with a legible China corn production by area chart.

26.
We note that approximately 22% of your revenue in 2010 was from your corn seed business. We also note that during the first nine months of 2011 you have not generated any revenue from your corn seed business. Please revise this section to discuss the extent to which your corn seed business may be seasonal.

RESPONSE:	We have revised our disclosure to explain the seasonality of our corn seed business.

Research and Development, page 22

27.	Please revise to quantify the royalty payments that Jilin Academy will receive if you start to sell new crop seeds.

RESPONSE:	We have revised our disclosures to include a summary quantifying the royalty payments that Jilin Academy will receive if we start to sell new crop seeds.

28.
We note your disclosure in the Competitive Advantages section on page 23 that you are developing new varieties of corn seed. Please revise this section to discuss each new variety. The discussion should include a clear statement of where you are in the development process, any associated timing and costs, and projected pricing.

RESPONSE:	We have revised the “Research and Development” section of the Registration Statement to include a discussion of the new variety of corn seeds we have begun to develop.

29.	Please file the R&D agreement with the next amendment and describe its material terms.

RESPONSE:	We have summarized the material terms of the agreement with Jilin Academy and filed a copy of the agreement with our Registration Statement.

Quality Control, page 22

30.
We note your disclosure that you believe that your products have generally higher quality standards than the national industry standards in China. Please provide us with the basis for this belief or delete.

RESPONSE:	We have deleted reference to our statement that our products have a generally higher quality standard than the national industry standards in China.

Growth Strategy, page 22

31.	We note the references in this section to fertilizers. To the extent that you market and sale fertilizers, please revise the Our Products section on page 20 accordingly.

RESPONSE:
The fertilizers referred in the Registration Statement are related to Jilin Hengchang Fertilizer Co., Ltd. (“Jilin Hengchang Fertilizer”) that we jointly established with Mr. Yushan Wei, our CEO, and Mr. Yufeng Wei, our COO. Jilin Hengchang Fertilizer started its operations in first quarter of 2012. We currently have a 10% ownership interest in Jilin Hengchang Fertilizer and Jilin Hengchang Fertilizer is managed by a professional management team; our CEO and COO are not directly involved in Jilin Hengchang Fertilizer’s operations, and we do not have control over Jilin Hengchang Fertilizer’s operations and products. Additionally, Jilin Hengchang Fertilizer has its own facility to manufacture and store their products. Therefore, we do not believe it is appropriate to list Jilin Hengchang Fertilizer’s product as our product.

Based on the above, we have revised the Registration Statement to remove the reference to fertilizer.

32.
We note that this section contemplates that you will enter into corn production through the acquisition of land use rights. We also note your disclosure in the Our Products section on page 20 that you only purchase, store and sell corn. Please advise with a view towards revised disclosure throughout the prospectus how the acquisition of land use rights furthers your current business and operations.

RESPONSE:	We have revised the Registration Statement to explain how our growth strategy is impacted by the acquisition of land use rights.

33.	Please revise the first paragraph to add balancing language that there is no guarantee that you will be able to achieve your land acquisition, volume, efficiency or profit growth goals.

RESPONSE:	We have revised the first paragraph to add balancing language that there is no guarantee that we will be able to achieve our land acquisition, volume, efficiency or profit growth goals.

Competition, page 22

34.
Please revise the second paragraph on page 23 so that it consists of sentences. It appears to say that the major international competitors have better products but are still developing marketing expertise for the Chinese market. If so, please add an appropriate risk factor.

RESPONSE:
We have revised the second paragraph on page 23 of the Registration Statement to explain that, while multinational seed companies may have some competitive advantages over us, the dynamics of the Chinese seed market favors our business plan which consists of of low volume sales to numerous customers.

35.	Please disclose what percentage of the corn seed market in China you have.

RESPONSE:	We have revised the Registration Statement to disclose that we estimate we have approximately 0.8% of the corn seed market share in China.

Competitive Advantages, page 23

36.	Refer to the second bullet. Please revise the Business section to disclose the special characteristics of each of your products, the percentage each has of your sales, and the price.

RESPONSE:	We have revised our disclosure to include a chart which specifies the special characteristics of our products, the percentage each has of our sales and the price.

Management’s Discussion and Analysis of Financial Condition, page 26

Results of Operations for the Three and Nine Months ended September 30, 2011, page 29

Revenues, page 30

37.	We note the last paragraph of this section. In an appropriate place, please discuss seasonality as it affects your revenues.

RESPONSE:	We have included disclosure in the last paragraph of the Revenues section to include a discussion of seasonality as it effects our revenues.

Directors, Executive Officers, Promoters and Control Persons, page 41

38.	Please revise this section to provide the information required by Item 401 of Regulation S-K for Yufeng Wei, your Chief Operating Officer, or advise.

RESPONSE:	We have revised the Registration Statement to include the information required by Item 401 of Regulation S-K for our Chief Operating Officer Yufeng Wei.

39.
Please revise Messrs. Wei and Li’s biographies to include the information required by Item 401 of Regulation S-K and specifically to clearly disclose the positions held by each executive officer during the past five years. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

RESPONSE:	We have revised Messrs. Wei and Li’s biographies to include the information required by Item 401 of Regulation S-K.

Term of Office, page 42

40.	Please revise the third paragraph to cover the ten year look-back period required by Item 401(f) of Regulation S-K.

RESPONSE:	We have made the appropriate revision to include a ten year look-back period as required by Item 401(f) of Regulation S-K.

Executive Compensation, page 43

41.
We note that you have entered into various agreements with your directors which provided for specified compensation in 2011. Please revise to include a “Director Compensation” table with associated footnote disclosure. Refer to Item 402(r) of Regulation S-K.

RESPONSE:	We have revised the Registration Statement to include a Director Compensation table.

Summary Compensation Table, page 43

42.	Please revise the introductory language to match the information presented in the table.

RESPONSE:	We have revised the introductory language to match the information presented in the Summary Compensation table.

Employment Agreements, page 43

43.
Please delete the incorporation by reference references included after each employment agreement summary as you do not appear to satisfy General Instruction VII of Form S-1 or advise. Please also revise the prospectus throughout to remove any other similar references.

RESPONSE:	We have deleted all incorporation by reference referenced after each employment agreement summary.

Security Ownership of Certain Beneficial Owners and Management, page 45

44.
Please revise the table to provide the information required by Item 403(b) of Regulation S-K for Yuejun Li, your Chief Financial Officer, or advise. Please also revise Yufeng Wei’s title which appears incorrect.

RESPONSE:	We have revised the Security Ownership of Certain Beneficial Owners and Management table to include all officers and directors of the Company.

45.	For Ally Joy Investments Ltd., please disclose the natural person who has voting or investment power with respect to the common stock listed in the table.

RESPONSE:	We have revised the Registration Statement to include the natural person who has voting or investment power over the shares held by Ally Joy Investments Ltd.

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

Transactions with Related Persons, page 46

46.
Please revise this section to include the information required by Item 404 of Regulation S-K. In this regard, we note that the disclosure in this section is dated and has not been provided for your last fiscal year but rather 2010. Please revise. Please also reconcile the disclosure in this section with the disclosure contained in Note 10 to your unaudited financial statements.

RESPONSE:	We have revised the Transactions with Related Persons section of the Registration Statement to include the information required by Item 404 of Regulation S-K.

Part II

Item 15. Recent Sales of Unregistered Securities, page 49

47.	We note that you completed a share exchange in February 2011. Please revise this section to include the information required by Item 701 of Regulation S-K.

RESPONSE:	We have revised the Registration Statement to include the shares issued with respect to the share exchange which occurred in February 2011.

Signatures, page 52

48.	Please revise the first paragraph to delete the reference to Voiceserve, Inc. or advise.

RESPONSE:	We have removed this reference, as it is not applicable to this Registration Statement.

49.
Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

RESPONSE:	We have revised the second half of our signature page to include the signature of our principal accounting officer.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Yushan Wei
Yushan Wei President, Chief Executive Officer and Chairman